SUPPL

82-4015

July 31, 2006

Listed Stock Name	Eisai Co., Ltd.
President & CEO:	Haruo Naito
Headquarters:	4-6-10 Koishikawa, Bunkyo-ku, Tokyo
Securities Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Akira Fujiyoshi Vice President Corporate Communications, Investor Relations Phone: +81-3-3817-5120

Notice Concerning Acquisition of the Company's Own Shares (pursuant to paragraph 1 of Article 156 of the Corporate Law based on the articles of incorporation paragraph 1, item 1 of Article 459 of the Corporate Law.)

Eisai Co., Ltd. (hereinafter referred to as "Eisai") announced that the Board of Directors resolved on July 31, 2006 an acquisition of own shares pursuant to paragraph 1 of Article 156 of the Corporate Law based on the articles of incorporation paragraph 1, item 1 of Article 459 of the Corporate Law. Details are noted as below.

I. Reason for acquiring Eisai's own shares

For the purpose of implementing a flexible capital policy to cope with the changes in business environment in accordance with the Company's articles of incorporation.

II. Details of acquisition

(1) Type of shares to be acquired	Eisai's Common Stock
(2) Numbers of shares to be acquired	4 million shares (maximum)
	(Percentage to total number of issued shares: 1.3%)
(3) Total amount of shares to be acquired	¥22 billion (maximum)
(4) Schedule for acquisition of Eisai's own shares	From August 1, 2006 to March 31, 2007

(Reference)

Status of treasury stock as of June 30, 2006

Total number of issued shares (excluding treasury stock)	285,881,316 shares
Treasury stock	10,685,633 shares

dlw 8/16

82- 4015

Eisai Co., Ltd.

4-6-10 Koishikawa, Bunkyo-ku, Tokyo 112-8088 , Japan

Phone: 03- 3817-5120 Fax: 03- 3811-3077

Eisai is a Human Health Care Corporation striving for innovative solutions in prevention, cure and care for the health and well-being of people worldwide. We combine our talents to understand and meet the needs of patients and their families to enhance the quality of life.

FOR IMMEDIATE RELEASE
No. 06-33
July 31, 2006

Eisai Co., Ltd.

Continuation of Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders

At the Board of Directors Meeting held in July 31, 2006, the Board of Directors Meeting of Eisai Co., Ltd. (Chair: Tadashi Kurachi) resolved to continue "Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders" which was proposed by the Independent Committee of Outside Directors.

The policy was proposed by the Independent Committee consisted of Outside Directors in the Board of Directors Meeting held in February 28, 2006 and was implemented. The policy shall be deliberated to maintain, review or abandon by the Independent Committee of Outside Directors which is newly elected at the Board of Directors Meeting following the Ordinary General Meeting of Shareholders.

After the 94th Ordinary General Meeting of Shareholders held on June 23rd, as continuation of the actual contents of the policy was carried unanimously in the Independent Committee of Outside Directors consisted of seven members including two newly-elected members, the continuation of the policy was proposed to the board of directors held on July 31st, 2006.

Please find the further information on our website below.

(News release on February 28, 2006)
'Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders'
URL:http://www.eisai.co.jp/enews/enews200608.html

Contacts:
Corporate Communications Department
Eisai Co., Ltd.
TEL: 81-3-3817-5120

EISAI CO., LTD.
AND
CONSOLIDATED SUBSIDIARIES
QUARTERLY FINANCIAL REPORT RELEASE

FOR IMMEDIATE RELEASE
July 31, 2006

On July 31, 2006, Eisai Co., Ltd., announced quarterly consolidated financial results for the fiscal period ended June 30, 2006.

- Eisai Co., Ltd., is listed on the First Section of both the Tokyo Stock Exchange and the Osaka Securities Exchange.
- Securities Code Number: 4523
- Representative of corporation: Haruo Naito, Director and President and CEO
- Inquiries should be directed to: Akira Fujiyoshi, Vice President, Corporate Communications, Investor Relations

4-6-10 Koishikawa, Bunkyo-ku
Tokyo 112-8088, Japan
Phone: +81-3-3817-5120
URL http://www.eisai.co.jp/index-e.html

Note: For additional specific information, please refer to the official Japanese-language version of this release. This non-official English translation is provided as a courtesy only.

CONSOLIDATED FIRST QUARTER FINANCIAL RESULTS (APRIL 1, 2006 – JUNE 30, 2006)

1. NOTES TO PREPARATION OF THE QUARTERLY FINANCIAL REPORT

(1) There have been no changes in accounting methods used by Eisai Co., Ltd. and its consolidated entities (hereinafter referred to as 'the Company') during the quarterly period.
(2) There have been no changes in accounting methods used by Eisai Group consisting of Eisai Co., Ltd., consolidated subsidiaries and associated companies (hereinafter referred to as 'the Company') from the prior fiscal year period.
(3) Changes in the number of consolidated subsidiaries and associated companies accounted for by the equity method.

Number of newly consolidated subsidiaries: 2 (Eisai R&D Management Company Ltd. and Eisai (Singapore) Pte. Ltd.)
Number of companies omitted from consolidation: 1 (Eisai Pharma-Chem Europe Ltd.)

2. CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER OF THE FISCAL YEAR ENDING MARCH 31, 2007

(1) RESULTS OF QUARTERLY OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2006-June 30, 2006	¥153,943 mil.	13.4%	¥24,110 mil.	7.4%	¥25,110 mil.	7.4%
April 1, 2005-June 30, 2005	¥135,780 mil.	10.7%	¥22,450 mil.	20.5%	¥23,388 mil.	20.2%
April 1, 2005-March 31, 2006	¥601,252 mil.		¥95,704 mil.		¥100,025 mil.	

Period	Net Income	Percent Change	Earnings per Share (EPS)	Fully Diluted EPS
April 1, 2006-June 30, 2006	¥15,842 mil.	6.2%	¥55.42	¥55.34
April 1, 2005-June 30, 2005	¥14,917 mil.	20.4%	¥52.20	¥52.16
April 1, 2005-March 31, 2006	¥63,410 mil.		¥221.86	¥221.61

Note: % shows the percentage change in comparison to year-on-year quarterly period.

(2) FINANCIAL POSITION

Period	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
June 30, 2006	¥724,816 mil.	¥527,250 mil.	71.4%	¥1,811.51
June 30, 2005	¥662,612 mil.	¥466,157 mil.	70.4%	¥1,631.14
March 31, 2006	¥747,231 mil.	¥519,215 mil.	69.5%	¥1,816.23

Note: Conventionally used Shareholders' Equity, Shareholders' Equity Ratio and Shareholders' Equity per Share were described as Net assets, Equity Ratio and Net Assets per Share respectively in the column for the period of June 30, 2005 and March 31, 2006.

(3) CASH FLOW CONDITION

Period	Operating Cash Flow	Investing Cash Flow	Financial Cash Flow	Cash & Cash Equivalents
April 1, 2006- June 30, 2006	¥ 8,075 mil.	(¥11,794 mil.)	(¥14,352 mil.)	¥164,353 mil
April 1, 2005- June 30, 2005	¥ 12,097 mil.	(¥ 8,880 mil.)	(¥10,087 mil.)	¥136,466 mil.
April 1, 2005- March 31, 2006	¥ 87,053 mil.	(¥ 29,513 mil.)	(¥ 21,843 mil.)	¥183,278 mil.

[REFERENCE DATA]
NON-CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER OF THE FISCAL YEAR ENDING MARCH 31, 2007

(1) RESULTS OF QUARTERLY OPERATIONS

Period	Net Sales	Percent Change	Operating Income	Percent Change	Ordinary Income	Percent Change
April 1, 2006- June 30, 2006	¥ 82,924 mil.	4.9%	¥15,282 mil.	(12.9%)	¥ 15,639 mil.	(13.5%)
April 1, 2005- June 30, 2005	¥ 79,046 mil.	5.7%	¥17,539 mil.	5.5%	¥18,069 mil.	3.6%
April 1, 2005- March 31, 2006	¥ 331,959 mil.		¥ 65,376 mil.		¥ 67,338 mil.	

Period	Net Income	Percent Change	Earnings per Share (EPS)	Fully Diluted EPS
April 1, 2006- June 30, 2006	¥ 10,051 mil.	(13.1%)	¥ 35.16	¥ 35.11
April 1, 2005- June 30, 2005	¥ 11,560 mil.	2.7%	¥ 40.45	¥ 40.43
April 1, 2005- March 31, 2006	¥ 43,890 mil.		¥153.56	¥ 153.39

Note: % shows the percentage change in comparison to year-on-year quarterly period.

(2) FINANCIAL POSITION

Period	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
June 30, 2006	¥ 553,918 mil.	¥ 458,957 mil.	82.9 %	¥1,605.41
June 30, 2005	¥525,441 mil.	¥433,755 mil.	82.6%	¥1,517.76
March 31, 2006	¥572,912 mil.	¥465,211 mil.	81.2%	¥1,627.33

Note: Conventionally used Shareholders' Equity, Shareholders' Equity Ratio and Shareholders' Equity per Share were described as Net assets, Equity Ratio and Net Assets per Share respectively in the column for the period of June 30, 2005 and March 31, 2006.

[Current Quarter Financial Highlights] (April 1, 2006 – June 30, 2006)

- Consolidated net sales during the quarter amounted to ¥153,943 million, which was a 13.4% increase compared to the corresponding period a year earlier.
- Sales of *Aricept*, an Alzheimer's disease treatment, expanded to ¥53,739 million, up 28.9% year-on-year. Sales of *Pariet* (U.S. brand name: *Aciphex*), a proton pump inhibitor, achieved an increase of 18.5% year-on-year to ¥40,455 million.
- With respect to net sales to external customers by each geographic area, Japanese sales secured a 2.6% increase and the North American market increased 24.9% while the European territory gained ground by 19.1% growth and 'Asian and other markets' expanded by 34.0% on a year-on-year basis respectively.
- Research and development expenses totaled ¥24,350 million with a year-on-year increase of 22.3% while selling, general and administrative expenses amounted to ¥78,670 million, which was an increase of 13.5 %. The cost of goods ratio decreased to 17.4% representing a reduction of 0.3 percentage point.
- Operating income for the quarter under review was ¥24,110 million an increase of 7.4% year-on-year; ordinary income achieved ¥25,110 million, up 7.4%; net income came to ¥15,842 million, a 6.2% gain. As a result, earnings per share (EPS) reached to ¥55.42, a ¥3.22 rise from the corresponding period last year.
- Net cash provided by operating activities in this quarter was ¥8,075 million, down ¥4,022 million on a year-on-year basis. Cash outflows arising from investing activities totaled ¥11,794 million, up ¥2,913 million from the same period of the prior year. Net cash utilized in financing activities amounted to ¥14,352 million, up ¥4,265 million.

[Segment Information]

(Note: Net sales for each segment noted below are those to external customers.)

(1) Performance by operating segment

Pharmaceuticals segment:

- Net sales of *Aricept* and *Aciphex/Pariet* advanced in Japan, the U.S., Europe and Asia.
- Consequently, sales increased by 13.6% to ¥148,573 million and operating income in the segment came to ¥24,636 million, an increase of 4.6% on a year-on-year basis respectively.

Other segments:

- Sales in other segments including food additives and chemical and pharmaceutical machinery companies ascended to ¥5,369 million yen, up 6.7% over the prior year period while operating income expanded 26.9% to ¥456 million.

(2) Performance by geographic region

Japan:

- Sales in Japan amounted to ¥70,943 million, up 2.6% while operating income came to ¥17,025 million, down 13.1% on a year-on-year basis due to the proactive investment for research and development activities.

- Sales of *Aricept* came to ¥11,501 million, up 16.5%. In the meantime, *Pariet* sales advanced by 12.9% to ¥7,144 million.

North America:

- Sales in North America amounted to ¥65,713 million, an advance of 24.9% and operating income climbed to ¥5,993 million, up 79.7% on a year-on-year basis respectively.
- Sales of *Aricept* expanded 40.7% (local currency: 32.3%) to ¥33,126 million while sales of *Aciphex* advanced 15.8% (local currency: 8.9%) to ¥29,255 million.

Europe:

- Sales in Europe totaled ¥12,384 million, a rise of 19.1% year-on-year while operating income decreased 44.6% to ¥736 million due to investment for marketing expansion at new sales sites.
- Sales of *Aricept* advanced to ¥7,732 million, up 5.4% while sales of *Pariet* surged to ¥2,954 million, up 63.3%.
- Marketing of *Prialt*, a non-opioid treatment for severe chronic pain, is started in the U.K. and Germany in July 2006.

Asia and other regions:

- Sales in 'Asia and other regions' advanced to ¥4,901 million, up 34.0% while operating income came to ¥935 million, up 15.1%.
- Sales of *Aricept* increased by 49.1% to ¥1,378 million and sales of *Pariet* surged by 49.1% to ¥1,101 million.

Overseas total:

- Total overseas sales, excluding Japan, grew to ¥83,000 million, a year-on-year increase of 24.5%, accounting for 53.9% of the consolidated net sales, which was an increase of 4.8 percentage point on a year-on-year basis.

[Cash flow]

- Net cash provided by operating activities during the quarter under review totaled

¥8,075 million, a decrease of ¥4,022 million from the same period of the prior year. Net quarterly income before tax amounted to ¥24,707 million and depreciation and amortization expenses came to ¥5,921 million, while income taxes paid totaled ¥18,650 million.

- Cash outflows arising out of investing activities amounted to ¥11,794 million, up ¥2,913 million year-on-year, out of which ¥6,889 million and ¥7,076 million were used for the purpose of obtaining property, plant and equipment, and investment account security respectively.
- Net cash utilized in financing activities amounted to ¥14,352 million, an increase of ¥4,265 million from the same period of the prior year.
- As a result of such operating, investing and financing activities, cash and cash equivalents at the end of the quarter period under review stood at ¥164,353 million, down ¥18,925 million from the end of the prior fiscal year.

[Projects under development]

- Eisai group focuses managerial resources on the following research areas; neurology and oncology, thereby implementing proactive R&D activities.
- A subsidary, Eisai R&D Management Co.,Ltd (in Tokyo) in charge of R&D management was established in April, 2006 in order to execute the most appropriate decision making for global R&D activities. We set out to discover the new drugs smoothly and timely as scheduled with the improved efficiency in research and development.
- Phase III study of endotoxin antagonist, E5564 (generic name: eritoran), for severe sepsis was started in the U.S. and Europe.
- Phase III study for anticancer drug E7389 was started in the U.S. for breast cancer. Study for the an application of Subpart H for breast cancer is also in process. (Subpart H application: Subpart H of the NDA regulations allow accelerated approval of new drugs that provide meaningful therapeiutic benefit over existing treatment for serious or life-threatning illnesses, such as cancer, based on use of a sorrogate endpoint that is reasonably likely to predict clinical benefit.)
- Phase III study for an AMPA receptor antagonist E2007 is in progress in Europe for Parkinson's disease. Preparation for Phase III study is in progress in the U.S. In addition, we are aiming for early accomplishment of POC (Proof of Concept) for epilipsy, multiple sclerosis and migraine prophylaxis.
- Phase II study of thrombin receptor antagonist E5555 for acute coronary syndromes was started in the U.S. and Europe

- An additional indication application for severe Alzheimer's dementia for Aricept based on the mutual recognition procedure in Europe was submitted in May 2006.

[Major alliances]

- License agreement concerning development, manufacture and sales was concluded in April 2006 in 10 countries, including ASEAN countries, for a gastroprokinetic agent 'Gasmotin' (Generic name: mosapride citrate) by Dainippon Sumitomo Pharma Co., Ltd. and Eisai Co., Ltd. Currently, the marketing applications in each country are under preparation.
- Joint development agreement concerning the transdermal patch formulation of 'Aricept' was concluded with Nitto Denko Corporation in May 2006. Joint development for the transdermal patch formulation of Aricept using the technology by Nitto Denko Corporation will be conducted.
- The out-license agreement of our selective estrogen receptor modulator to Radius Health , Inc. (US) was concluded in June 2006.
- Eisai Co., Ltd. , Eisai Inc. (US) and Teva Pharmaceutical industries Ltd. (Israel) ended the collaboration agreement for Rasagiline in July 2006, which includes co-promotion for Parkinson's disease in the U.S.and joint development for Alzheimer's disease.
- Solvay Pharmaceuticals Marketing & Licensing AG an affiliate of Solvay Pharmaceuticals, and Eisai Co., Ltd. concluded a license agreement on Solvay Pharmaceuticals' treatment for pancreatic exocrine insufficiency (SA-001) for the co-development and exclusive distribution with Solvay Seiyaku K.K. in Japan in July 2006. The phase III study is under preparation in Japan.

3. FINANCIAL FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2007

With respect to the forecast for the fiscal year ending March 31 2007, no revisions have been made to the financial projection for the half-year and full fiscal year period announced in the annual financial disclosure in May 2006.

CONSOLIDATED FINANCIAL FORECAST

Period	Net Sales	Operating Income	Ordinary Income	Net Income
April 1, 2006-September 30, 2006	¥315,000 mil.	¥46,000 mil.	¥47,500 mil.	¥31,000 mil.
April 1, 2006-March 31, 2007	¥640,000 mil.	¥101,000 mil.	¥104,000 mil.	¥67,000 mil.

Note: Forecasted current net income per Share (full business year): ¥ 234.36

FORECASTED DIVIDEND

Dividends per Share		
Half Year End	Year End	Annual
¥55.00	¥55.00	¥110.00

(REFERENCE DATA)
NON-CONSOLIDATED FINANCIAL FORECAST

Period	Net Sales	Operating Income	Ordinary Income	Net Income
April 1, 2006- September 30, 2006	¥170,000 mil.	¥29,000 mil.	¥29,500 mil.	¥19,000 mil.
April 1, 2006- March 31, 2007	¥346,000 mil.	¥64,000 mil.	¥65,000 mil.	¥41,000 mil.

Note: Forecasted current net income per Share (full business year): ¥143.42

4. FORWARD-LOOKING STATEMENTS AND RISK FACTORS

- Materials and information provided in this financial disclosure may contain "forward-looking statements" based on current expectations, business goals, estimates, forecasts, and assumptions that are subject to change due to risks and uncertainties, which could cause actual outcomes and results to differ materially from these statements. Risks and uncertainties include general industry and market conditions, and general domestic and international economic conditions such as interest rate and currency exchange fluctuations.
- Certain risk factors particularly apply with respect to the Company-related forward-looking statements. Risk factors associated with our business include, but are not limited to, challenges arising out of global expansion, uncertainties in new pharmaceutical product development, risks related to strategic alliances with partners, healthcare cost-containment measures, intensified competition and litigation with generic drugs, possible incidence of adverse events, compliance with laws and regulations, risks related to intellectual property rights, litigations, closure or shutdown of factories, safety issues of raw materials used, information management and outsourcing, environmental issues, risks related to IT security and conditions of

financial markets and foreign exchange fluctuations.

5. Matters associated with Corporate Governance

(1) Resolutions at the 94th Ordinary General Meeting of Shareholders

The following proposals were approved at the Company's 94th Ordinary General Meeting of Shareholders, held on June 23, 2006:

Proposal No. 1	Partial Amendments to the Articles of Incorporation
Proposal No. 2	Election of eleven (11) Directors
Proposal No. 3	Issuing New Share Subscription Rights as Stock Options

In terms of Directors, four (4) internal Directors including one (1) newly elected Director and seven (7) Outside Directors including two (2) newly elected Directors were elected and assumed their respective offices.

In terms of candidates of Directors, they were nominated in accordance with the nomination standard for candidates of Director which was Nomination Committee provided and such proposal was made. In particular, candidates of outside director meet the requirements for Outside Directors as stipulated in Article 2, Item 15, of the Corporate Code as well as the following independent requirements:

"Requirements for the independence of Outside Directors specified by the Nominating Committee" (revised on September 29, 2005):

1. Outside directors must not have been, in the past five years, a director, executive officer, or other officer of a major customer (including holding companies) of Eisai or its affiliated companies, as defined below.
   (1) A customer for which 2% or more of its sales in any of the past five fiscal years have been sales or compensation for work or transactions to Eisai or its affiliated companies.
   (2) Regardless of the previous item, customers with a relationship of substantial interest with Eisai or its affiliated companies, such as Eisai's audit corporation.
2. Outside directors must not have received directly from Eisai or its affiliated companies, in the past five years, compensation, or remuneration for work or transactions (excluding director compensation from Eisai), at or above the fixed amount defined below.
   (1) The "fixed amount" is defined as 10 million yen or more in a single fiscal year out of the past five years.

(2) Even when the individual has received the amount indirectly, the actual situation shall be judged prudently.

3. Outside directors must not be a close relative of, or one having a similar relationship to, a director or executive officer of Eisai or its affiliated companies.

(1) A "close relative" is defined as a spouse, a blood relative within three degrees of kinship, or a cohabitating relative.

(2) "One having a similar relationship to" is defined as one having a human relationship that can be rationally recognized as that which makes it impossible for the individual to fulfill duties as an independent director, such as a personally interested individual

(2) Determination of the structure for Board of Directors

At the Board of Directors Meeting held following the close of the Ordinary General Meeting of Shareholders, the Chair of the Board of Directors and members of the Nomination, Audit and Compensation committees were elected and assumed the position. In addition, it was confirmed that all seven (7) outside Directors become members of Independent Committee of Outside Directors.

Director	Haruo Naito	President and CEO
Director	Tadashi Temmyo	Audit Committee Member
Director	Shintaro Kataoka	Audit Committee Member
Director	Tetsushi Ogawa	
Outside Director	Tadashi Kurachi	Chair
Outside Director	Naoto Nakamura	Audit Committee Member
Outside Director	Ikujiro Nonaka	Nominating Committee Chair, Compensation Committee Member
Outside Director	Tadahiro Yoshida	Compensation Committee Chair, Nominating Committee Member
Outside Director	Yoshiyuki Kishimoto	Audit Committee Member
Outside Director	Ko-Yung Tung	Nominating Committee Member, Compensation Committee Member
Outside Director	Shinji Hatta	Audit Committee Chair

(3) Matters related to "Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders"

(a) Following the Board of Directors meeting on June 23, 2006, Independent Committee of Outside Directors, which comprises all outside directors elected in the Ordinary General Meeting of Shareholders, was held and resolved the following matters:

- Tadashi Kurachi, Director, was unanimously selected to chair the Independent Committee of Outside Directors.
- The by-laws of the Independent Committee of Outside Directors, which include such items as the objectives, convocation procedures, convention procedures, items for deliberation and matters for resolution of the Independent Committee of Outside Directors, were unanimously approved. These by-laws state that, as a general rule, a meeting of the Independent Committee of Outside Directors shall be held each year immediately after the conclusion of the Ordinary General Meeting of Shareholders and also in March.
- Concerning deliberation on the continuation, revision and abolition of the "Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders," established on February 28, 2006, all seven outside directors, including the two newly elected members, declared their intent to maintain the document policy in its present form.

(b) The proposal of aforementioned Independent Committee of Outside Directors was deliberated and approved at the Board of Directors Meeting on July 31, 2006. We released today the approval of the proposal as "Continuation of Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders".

Please visit our company website to refer the details for "Continuation of Policy for Protection of the Company's Corporate Value and Common Interests of Shareholders" (http://www.eisai.co.jp/enews/enews200608.html).

[SUPPORTING DATA]
1-1) CONSOLIDATED BALANCE SHEET (ASSETS)

	March 31, 2006			June 30, 2006			Increase/ Decrease
Account Title	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
ASSETS							
Current assets:							
Cash and cash in bank		74,163			72,715		
Accounts and notes receivable-trade		148,720			143,699		
Securities		120,021			99,565		
Inventories		44,949			45,369		
Deferred tax assets		29,272			30,336		
Other current assets		15,806			15,266		
Allowance for doubtful receivables		(333)			(318)		
Total current assets		432,601	57.9		406,635	56.1	(25,966)
Fixed assets:							
Property, plant and equipment							
Buildings and structures	66,715			65,848			
Machinery, equipment and vehicle	25,464			24,318			
Land	17,052			17,001			
Construction in progress	9,300			10,417			
Others	10,149	128,682	17.2	9,734	127,320	17.6	(1,362)
Intangible assets		43,206	5.8		41,338	5.7	(1,868)
Investments and other assets							
Investment securities	105,452			108,657			
Long-term loans receivable	61			61			
Deferred tax assets	27,612			30,499			
Other assets	10,393			11,051			
Allowance for doubtful receivables	(779)	142,741	19.1	(746)	149,523	20.6	6,782
Total fixed assets		314,630	42.1		318,181	43.9	3,551
Total Assets		747,231	100.0		724,816	100.0	(22,414)

1-2) CONSOLIDATED BALANCE SHEET
(LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY)

	March 31, 2006		June 30, 2006		Increase/ Decrease
Account Title	(Millions of Yen)	(%)	(Millions of Yen)	(%)	(Millions of Yen)
LIABILITIES					
Current liabilities:					
Accounts and notes payable-trade	24,405		19,869		
Short-term borrowings	413		410		
Accounts payable-other	53,171		45,836		
Accrued expenses	42,602		42,344		
Income taxes payable	23,415		16,096		
Reserve for sales rebates	27,826		26,894		
Other reserves	781		671		
Other current liabilities	5,538		5,571		
Total current liabilities	178,154	23.9	157,694	21.8	(20,460)
Long-term liabilities:					
Deferred tax liabilities	91		91		
Liability for retirement benefits	35,577		35,130		
Retirement allowances for directors	1,317		1,141		
Other long-term liabilities	3,578		3,509		
Total long-term liabilities	40,565	5.4	39,871	5.5	(693)
Total liabilities	218,719	29.3	197,566	27.3	(21,153)
NET ASSETS					
Owners' Equity:					
Common stock			44,985		
Capital surplus			55,222		
Retained earnings			430,571		
Treasury stock			(31,901)		
Total Owners' Equity			498,877	68.8	1,557
Net unrealized gain and translation adjustments:					
Net unrealized gain on available-for-sale securities			18,327		
Foreign currency translation adjustments			669		
Total Net unrealized gain and translation adjustments			18,997	2.6	(2,897)
Minority interests			9,374	1.3	78
Total net assets			527,250	72.7	(1,261)
Total liabilities and net assets			724,816	100.0	(22,414)
Minority interests:					
Minority interests	9,296	1.2			
Shareholders' equity:					
Common stock	44,985	6.0			
Capital surplus	55,222	7.4			
Retained earnings	429,025	57.4			
Net unrealized gain on available-for-sale securities	20,327	2.7			
Foreign currency translation adjustments	1,567	0.2			
Treasury stock	(31,913)	(4.2)			
Total shareholders' equity	519,215	69.5			
Total liabilities, minority interests and shareholders' equity	747,231	100.0			

Note: Increase/decrease in net assets show the difference with the account title corresponding to prior years'.

2. CONSOLIDATED STATEMENTS OF INCOME
First Quarter of FY2006 (April 1 to June 30, 2006)

	April 1, 2005- June 30, 2005			April 1, 2006 - June 30, 2006			Increase/ Decrease
Account Title	(Millions of Yen)		(%)	(Millions of Yen)		(%)	(Millions of Yen)
Net sales		135,780	100.0		153,943	100.0	18,163
Cost of sales		24,058	17.7		26,853	17.4	2,794
Gross profit on sales		111,721	82.3		127,090	82.6	15,368
Provision of reserve for sales returns		31	0.0		(41)	(0.0)	(72)
Gross profit		111,690	82.3		127,131	82.6	15,441
Selling, general and administrative expenses							
1 Research and development expenses	19,914		(14.7)	24,350		(15.8)	
2 Selling, general and administrative expenses	69,325	89,240	65.8	78,670	103,020	66.9	13,780
Operating income		22,450	16.5		24,110	15.7	1,660
Non-operating income		1,138	0.8		1,709	1.1	570
Non-operating expenses		200	0.1		709	0.5	508
Ordinary income		23,388	17.2		25,110	16.3	1,722
Special gain		24	0.0		70	0.0	45
Special loss		229	0.1		473	0.3	243
Income before income taxes and minority interests		23,182	17.1		24,707	16.0	1,525
Income taxes-current	12,055			11,512			
Income taxes-deferred	(3,870)	8,185	6.0	(2,769)	8,742	5.6	557
Minority interests		80	0.1		122	0.1	42
Net income		14,917	11.0		15,842	10.3	925

3. Consolidated Statement of Changes in Net Assets
The First Quarter (April 1 to June 30th, 2006)

(Unit : Millions of Yen)

	Owners' equity					Net unrealized gain and translation adjustments			Minority Interests	Net assets (Total)
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	Net unrealized gains on available-for-sale securities	Foreign currency translation adjustments	Total		
Balance at the end of prior period (March 31,2006)	44,985	55,222	429,025	(31,913)	497,320	20,327	1,567	21,895	9,296	528,512
Changes of items during the period										
Dividends			(14,293)		(14,293)					(14,293)
Net income			15,842		15,842					15,842
Loss on disposal of treasury stock			(3)		(3)					(3)
Acquisition of treasury stock				(17)	(17)					(17)
Disposal of treasury stock				28	28					28
Changes of other items during the period (Net)						(1,999)	(897)	(2,897)	78	(2,819)
Changes of items during the period (Total)	–	–	1,545	11	1,557	(1,999)	(897)	(2,897)	78	(1,261)
Balance at the end of current period (June 30, 2006)	44,985	55,222	430,571	(31,901)	498,877	18,327	669	18,997	9,374	527,250

[Reference] Consolidated Earned Surplus Statement

Account Title	April 1, 2005 - June 30, 2005 (Millions of Yen)	
Capital surplus		
I. Capital surplus reserve, beginning balance		55,222
II. Capital surplus ending balance		55,222
Retained earnings		
I. Retained earnings at beginning balance		387,077
II. Increase in retained earnings		
1 Net income		14,917
III. Decrease in retained earnings		
1 Dividends	10,002	
2 Loss on disposal of treasury stock	1	10,003
IV. Retained earnings at ending		391,990

4. CONSOLIDATED STATEMENTS OF CASH FLOWS
First Quarter of FY2006 (April 1 to June 30, 2006)

	April 1, 2005- June 30, 2005	April 1, 2006- June 30, 2006	Increase/ Decrease
Account Title	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
I. Operating activities:			
Income before income taxes and minority interests	23,182	24,707	
Depreciation and amortization	5,893	5,921	
Loss on impairment of long-lived assets	169	4	
Decrease in allowance for doubtful receivables	(70)	(12)	
Interest and dividend income	(966)	(1,574)	
Interest expense	8	14	
Equity in earnings of associated companies	(6)	(0)	
Gain on sales and disposal of fixed assets	33	399	
Provision for liability for retirement benefits	1,514	-	
(Gain) Loss on sales of short-term investments and investment securities	(0)	(0)	
Loss on impairment of securities	3	12	
(Increase) Decrease in trade receivables	(1,855)	4,685	
Increase in inventories	(438)	(678)	
Increase (Decrease) in trade payables	115	(4,327)	
Increase (Decrease) in other current liabilities	2,481	(3,437)	
Increase (Decrease) in reserve for sales rebates	217	(401)	
Decrease in reserve for retirement benefits	-	(439)	
Other	(447)	326	
Sub-total	29,834	25,199	(4,634)
Interest and dividends received	979	1,564	
Interest paid	(8)	(38)	
Income taxes paid	(18,708)	(18,650)	
Net cash provided by operating activities	12,097	8,075	(4,022)
II. Investing activities:			
Purchases of short-term investments	(26)	(30)	
Proceeds from sales and redemptions of short-term investments	1,127	3,343	
Purchases of property, plant and equipment	(8,216)	(6,889)	
Proceeds from sales of property, plant and equipment	88	63	
Purchases of intangible assets	(2,683)	(573)	
Purchases of investment securities	(2,487)	(7,076)	
Proceeds from sales and redemptions of investment securities	3,590	170	
Net increase in time deposits (exceeding 3 months)	(356)	(114)	
Other	82	(688)	
Net cash used in investing activities	(8,880)	(11,794)	(2,913)
III. Financing activities:			
Net decrease in short-term bank borrowings	(32)	(2)	
Dividends paid	(10,002)	(14,293)	
Dividends paid to minorities	(43)	(48)	
Other	(8)	(8)	
Net cash used in financing activities	(10,087)	(14,352)	(4,265)
IV. Effect of exchange rate changes on cash and cash equivalents	907	(853)	(1,760)
V. Net decrease in cash and cash equivalents	(5,962)	(18,925)	(12,962)
VI. Cash and cash equivalents at beginning of year	142,429	183,278	40,849
VII. Cash and cash equivalents at end of period	136,466	164,353	27,886

5. Segment Information

First Quarter of FY2006 (April 1 – June 30, 2006)

1) Business Segment Information

(Unit: Millions of Yen)

		April 1, 2005- June 30, 2005	April 1, 2006- June 30, 2006
Pharmaceuticals	Sales		
	(1)Sales to customers	130,747	148,573
	(2)Intersegment sales	45	55
	Total sales	130,793	148,629
	Operating expenses	107,232	123,992
	Operating Income	23,560	24,636
Others	Sales		
	(1)Sales to customers	5,032	5,369
	(2)Intersegment sales	3,363	3,674
	Total sales	8,395	9,043
	Operating expenses	8,035	8,587
	Operating Income	359	456
Total	Sales		
	(1)Sales to customers	135,780	153,943
	(2)Intersegment sales	3,408	3,729
	Total sales	139,189	157,673
	Operating expenses	115,268	132,579
	Operating Income	23,920	25,093
Eliminations and Corporate	Sales		
	(1)Sales to customers	–	–
	(2)Intersegment sales	(3,408)	(3,729)
	Total sales	(3,408)	(3,729)
	Operating expenses	(1,938)	(2,747)
	Operating Income	(1,470)	(982)
Consolidated	Sales		
	(1)Sales to customers	135,780	153,943
	(2)Intersegment sales	–	–
	Total sales	135,780	153,943
	Operating expenses	113,329	129,832
	Operating Income	22,450	24,110

Notes:

(1) The Company classifies consolidated operations into two segments: Pharmaceuticals including prescription pharmaceuticals and Others, which encompasses all operations other than pharmaceuticals.

(2) Major products in each segment are as follows:

Business segment	Major products
Pharmaceuticals	Prescription pharmaceuticals; Consumer health care products; Diagnostic pharmaceuticals, etc.
Others	Food additives; Chemicals; Machinery; Others

2) Geographical Segment Information

(Unit: Millions of Yen)

		April 1, 2005- June 30, 2005	April 1, 2006- June 30, 2006
Japan	Sales		
	(1)Sales to customers	69,116	70,943
	(2)Intersegment sales	16,372	18,336
	Total sales	85,489	89,279
	Operating expenses	65,900	72,254
	Operating Income	19,589	17,025
North America	Sales		
	(1)Sales to customers	52,608	65,713
	(2)Intersegment sales	6,417	8,623
	Total sales	59,026	74,337
	Operating expenses	55,691	68,343
	Operating Income	3,334	5,993
Europe	Sales		
	(1)Sales to customers	10,396	12,384
	(2)Intersegment sales	2,137	3,069
	Total sales	12,533	15,453
	Operating expenses	11,203	14,717
	Operating Income	1,330	736
Asia and Others	Sales		
	(1)Sales to customers	3,658	4,901
	(2)Intersegment sales	0	1
	Total sales	3,659	4,903
	Operating expenses	2,845	3,967
	Operating Income	813	935
Total	Sales		
	(1)Sales to customers	135,780	153,943
	(2)Intersegment sales	24,928	30,030
	Total sales	160,709	183,974
	Operating expenses	135,641	159,282
	Operating Income	25,067	24,691
Eliminations and Corporate	Sales		
	(1)Sales to customers	—	—
	(2)Intersegment sales	(24,928)	(30,030)
	Total sales	(24,928)	(30,030)
	Operating expenses	(22,311)	(29,449)
	Operating Income	(2,617)	(580)
Consolidated	Sales		
	(1)Sales to customers	135,780	153,943
	(2)Intersegment sales	—	—
	Total sales	135,780	153,943
	Operating expenses	113,329	129,832
	Operating Income	22,450	24,110

Notes:

(1) Segmentation by country or region is based on geographical proximity.

(2) Major areas and countries included in each category:

- -North America: The United States and Canada
- -Europe: The United Kingdom, France, Germany, etc.

-Asia and Others: East Asia, South-East Asia and South & Central America, etc.

(3) Intersegment sales in Japan principally represent product sales from the Parent Company (Eisai Co., Ltd.) to overseas subsidiaries. Intersegment sales in North America, Europe, and 'Asia and Others' are principally sales from overseas subsidiaries, which manage research and development for the Parent Company.

3) Overseas Sales

		April 1, 2005- June 30, 2005	April 1, 2006- June 30, 2006
North America	Sales (Millions of Yen)	55,157	67,921
	% of Consolidated sales (%)	40.6	44.1
Europe	Sales (Millions of Yen)	14,530	16,249
	% of Consolidated sales (%)	10.7	10.6
Asia and Others	Sales (Millions of Yen)	4,140	5,602
	% of Consolidated sales (%)	3.1	3.6
Total Overseas Sales	Sales (Millions of Yen)	73,828	89,772
	% of Consolidated sales (%)	54.4	58.3
	Consolidated sales (Millions of Yen)	135,780	153,943

Notes:

(1) Segmentation of the areas is based on geographical proximity.

(2) Major areas and countries included in this category:

-North America: The United States and Canada.

-Europe: The United Kingdom, France, Germany, etc.

-Asia and Others: East Asia, South-East Asia, and South & Central America, etc.

(3) Overseas sales represent the sales reported in countries and areas outside Japan by the Parent Company and the consolidated subsidiaries.

Securities Code: 4523

2006.6

Reference Data

First Quarter Ended June 30, 2006

DRAMATIC LEAP PLAN 2011

July 31, 2006

Eisai Co., Ltd.

For Inquiry:
Corporate Communications Department
Investor Relations Department
TEL 81-3-3817-5120 FAX 81-3-3811-3077
http://www.eisai.co.jp/eir/

Contents

* All amounts are rounded to their nearest specified unit.
* Currency exchange rate utilized in the reference data are noted in the table below.
* All amounts of overseas profit and loss are calculated into yen values based upon the average exchange rate in the account term shown in the table below.

Currency Exchange Rates

	US (¥/US$)	EU (¥/EURO)	UK (¥/£)
(Apr. 2005 - Jun. 2005) Average Rates Three Months	107.69	135.57	199.73
(Jun. 30, 2005) First Quarter End Rate	110.62	133.63	199.87
(Apr. 2005 - Mar. 2006) Fiscal Year Average Rate	113.31	137.85	202.16
(Mar. 31, 2006) Fiscal Year End Rate	117.47	142.81	205.16
(Apr. 2006 - Jun. 2006) Average Rates Three Months	114.50	143.78	209.00
(Jun 30, 2006) First Quarter End Rate	115.24	146.00	210.70
Fiscal Year Ending March 31, 2007 Forecast Rate	110.00	135.00	200.00

I. Consolidated Financial Highlights

1. Statements of Income Data

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30				
	2006	**2007**	Change %	2006	2007 (e)
Net sales	135.8	**153.9**	113.4	601.3	640.0
Cost of sales	24.1	**26.8**	111.3	104.5	110.0
R&D expenses	19.9	**24.4**	122.3	93.2	105.0
SG&A expenses	69.3	**78.7**	113.5	307.8	324.0
Operating income	22.5	**24.1**	107.4	95.7	101.0
Ordinary income	23.4	**25.1**	107.4	100.0	104.0
Net income	14.9	**15.8**	106.2	63.4	67.0
			(Inc./Dec.)		
Earnings per share (EPS, yen)	52.2	**55.4**	3.2	221.9	234.4
Cash dividends per share (yen)	-	-	-	90.0	110.0

* "Cost of sales" includes "(Reversal of) Provision for sales returns".

2. Balance Sheet Data

(billions of yen)

	2006		Inc./
	Mar 31	**Jun 30**	Dec.
Total assets	747.2	**724.8**	(22.4)
Net assets	528.5	**527.3**	(1.3)
Owner's equity and unrealized gain and translation adjustments	519.2	**517.9**	(1.3)
Equity ratio	69.5	**71.4**	2.0

*Past data have been reclassified in accordance with the new segmentation of this fiscal year.

3. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30			
	2006	**2007**	Inc./ Dec.	2006
Capital expenditures	4.6	**3.7**	(0.8)	37.0
Property, plant and equipment	3.6	**3.2**	(0.4)	21.0
Intangible assets	1.0	**0.6**	(0.4)	16.1
Depreciation/Amortization	5.9	**5.9**	0.0	25.0

* "Depreciation/Amortization" value represents depreciation for "Property, plant and equipment" and amortization for "Intangible assets".

4. Statements of Cash Flows Data

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30			
	2006	**2007**	Inc./ Dec.	2006
Net cash provided by operating activities	12.1	**8.1**	(4.0)	87.1
Net cash used in investing activities	(8.9)	**(11.8)**	(2.9)	(29.5)
Net cash used in financing activities	(10.1)	**(14.4)**	(4.3)	(21.8)
Cash and cash equivalents at end of period	136.5	**164.4**	27.9	183.3
Free cash flows	1.3	**0.7**	(0.6)	43.6

* "Free cash flows" = "Net cash provided by operating activities" - ("Capital expenditures" + "Other revenue/payment for continuous activities")

II. Consolidated Statements of Income

1. Consolidated Statement of Income

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30					
	2006	Sales %	**2007**	Sales %	Chg. %	Inc./Dec.
Net sales	135.8	100.0	**153.9**	100.0	113.4	18.2
Cost of sales	24.1	17.7	**26.9**	17.4	111.6	2.8
Reversal of provision for sales returns	0.0	0.0	**(0.0)**	(0.0)	-	(0.1)
Gross profit	111.7	82.3	**127.1**	82.6	113.8	15.4
R&D expenses	19.9	14.7	**24.4**	15.8	122.3	4.4
SG&A expenses	69.3	51.1	**78.7**	51.1	113.5	9.3
Operating income	22.5	16.5	**24.1**	15.7	107.4	1.7
Non-operating income	1.1	0.8	**1.7**	1.1		0.6
Non-operating expenses	0.2	0.1	**0.7**	0.5		0.5
Ordinary income	23.4	17.2	**25.1**	16.3	107.4	1.7
Special gain	0.0	0.0	**0.1**	0.0		0.0
Special loss	0.2	0.1	**0.5**	0.3		0.2
Income before income taxes & interests	23.2	17.1	**24.7**	16.0	106.6	1.5
Income taxes-current	12.1	8.9	**11.5**	7.5	95.5	(0.5)
Income taxes-deferred	(3.9)	(2.9)	**(2.8)**	(1.8)		1.1
Minority interests in income	0.1	0.1	**0.1**	0.1		0.0
Net income	14.9	11.0	**15.8**	10.3	106.2	0.9

<Explanation>

Net sales
<Increase Factor(s)>
Aricept and *Aciphex/Pariet* sales increase

R&D expenses
<Increase Factor(s)>
Progress in clinical development

2. Financial Results by Business Segment

2-1. Consolidated Net Sales by Business Segment

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30		
	2006	**2007**	2006
Net sales to customers	135.8	**153.9**	601.3
Pharmaceuticals	130.7	**148.6**	579.8
In-house developed products (%)	89.0%	**90.6%**	88.8%
Japan	64.4	**66.4**	265.4
North America	52.4	**65.2**	252.1
Europe	10.3	**12.0**	44.6
Asia and others	3.7	**4.9**	17.6
Others segment	5.0	**5.4**	21.4
Japan	4.7	**4.5**	19.6
Overseas	0.3	**0.8**	1.8

* Net sales for each segment are those to external customers
* Major areas and countries included in each category:
  1. North America: The U.S. and Canada
  2. Europe: The United Kingdom, France, Germany, etc.
  3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc. (excluding Japan)

2-2. Consolidated Operating Income by Business Segment

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30		
	2006	**2007**	2006
Operating income	22.5	**24.1**	95.7
Pharmaceuticals	23.6	**24.6**	98.4
Others	0.4	**0.5**	2.4
Eliminations and corporate	(1.5)	**(1.0)**	(5.0)

3. Geographical Segment Information

3-1. Consolidated Net Sales by Geographical Segment

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30		
	2006	**2007**	2006
Net sales to customers	135.8	**153.9**	601.3
Japan	69.1	**70.9**	285.1
North America	52.6	**65.7**	253.1
Europe	10.4	**12.4**	45.5
Asia and others	3.7	**4.9**	17.6
Overseas sales	66.7	**83.0**	316.2
Overseas sales (%)	49.1%	**53.9%**	52.6%

* Net sales for each segment are those to external customers

3-2. Consolidated Operating Income by Geographical Segment

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30		
	2006	**2007**	2006
Operating income	22.5	**24.1**	95.7
Japan	19.6	**17.0**	74.2
North America	3.3	**6.0**	22.5
Europe	1.3	**0.7**	4.6
Asia and others	0.8	**0.9**	2.8
Eliminations and corporate	(2.6)	**(0.6)**	(8.4)

4. Overseas Sales

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30		
	2006	**2007**	2006
Net sales	135.8	**153.9**	601.3
Overseas sales	73.8	**89.8**	343.9
North America	55.2	**67.9**	262.3
Europe	14.5	**16.2**	61.7
Asia and others	4.1	**5.6**	19.9
Overseas sales (%)	54.4%	**58.3%**	57.2%

* Major areas and countries included in each category:
  1. North America: The U.S. and Canada
  2. Europe: The United Kingdom, France, Germany, etc.
  3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc. (excluding Japan)

5. Global Product Sales (Eisai Territory Sales)

5-1. *ARICEPT* Sales by Geographical Area

Years Ended/Ending March 31 / Area		Three months ended Jun 30 2006	Three months ended Jun 30 2007	2006
Japan	¥ Billions	9.9	**11.5**	42.3
U.S.	¥ Billions	23.5	**33.1**	119.9
	[US$ Millions]	[219]	**[289]**	[1,058]
U.K.	¥ Billions	0.3	**0.4**	1.1
	[UK£ Millions]	[2]	**[2]**	[5]
France	¥ Billions	5.1	**5.5**	21.0
	[Euro Millions]	[38]	**[38]**	[153]
Germany	¥ Billions	1.9	**1.8**	7.8
	[Euro Millions]	[14]	**[13]**	[57]
Europe Total	¥ Billions	7.3	**7.7**	29.9
Asia	¥ Billions	0.9	**1.4**	4.4
Total	¥ Billions	41.7	**53.7**	196.5

5-2. *ACIPHEX/PARIET* Sales by Geographical Area

Years Ended/Ending March 31 / Area		Three months ended Jun 30 2006	Three months ended Jun 30 2007	2006
Japan	¥ Billions	6.3	**7.1**	27.6
U.S.	¥ Billions	25.3	**29.3**	114.3
	[US$ Millions]	[235]	**[256]**	[1,009]
U.K.	¥ Billions	1.5	**1.0**	5.1
	[UK£ Millions]	[7]	**[5]**	[25]
Germany	¥ Billions	0.3	**0.3**	1.4
	[Euro Millions]	[2]	**[2]**	[10]
Italy	¥ Billions	-	**1.7**	2.5
	[Euro Millions]	[-]	**[12]**	[18]
Europe Total	¥ Billions	1.8	**3.0**	9.0
Asia	¥ Billions	0.7	**1.1**	3.5
Total	¥ Billions	34.1	**40.5**	154.5

5-3. *ZONEGRAN* Sales by Geographical Area

Years Ended/Ending March 31 / Area		Three months ended Jun 30 2006	Three months ended Jun 30 2007	2006
U.S.	¥ Billions	3.6	**1.0**	12.7
	[US$ Millions]	[33]	**[9]**	[112]
Europe and Asia	¥ Billions	0.0	**0.3**	0.5
Total	¥ Billions	3.6	**1.3**	13.1

<Reference> [Non-consolidated]

Eisai Inc.(U.S.)/Pharmaceutical Sales, Production

Years Ended/Ending March 31		Three months ended Jun 30		
		2006	**2007**	2006
Net sales	¥ Billions	52.9	**65.9**	254.7
	[US$ Millions]	[491]	**[576]**	[2,248]
Operating income	¥ Billions	3.0	**5.5**	18.6
	[US$ Millions]	[28]	**[48]**	[164]
Net income	¥ Billions	2.0	**3.9**	13.0
	[US$ Millions]	[18]	**[34]**	[115]
Operating income before royalty deduction	¥ Billions	10.3	**15.2**	54.2
	[US$ Millions]	[95]	**[132]**	[479]

Eisai China Inc. (China)/Pharmaceutical Sales, Production

Years Ended/Ending March 31		Three months ended Jun 30		
		2006	**2007**	2006
Net sales	¥ Billions	1.3	**1.5**	6.6
	[Chinese RMB Millions]	[101]	**[103]**	[490]
Operating income	¥ Billions	0.3	**0.3**	1.3
	[Chinese RMB Millions]	[25]	**[19]**	[97]
Net income	¥ Billions	0.3	**0.3**	1.3
	[Chinese RMB Millions]	[25]	**[17]**	[95]

* Fiscal year of Eisai China Inc. ends on December 31.
* Average rate of Japanese yen to Chinese RMB

January 1, 2005 to March 31, 2005	12.62 yen/Chinese RMB
January 1, 2006 to March 31, 2006	14.52 yen/Chinese RMB
January 1, 2005 to December 31, 2005	13.45 yen/Chinese RMB

Eisai Korea Inc. (South Korea)/Pharmaceutical Sales

Years Ended/Ending March 31		Three months ended Jun 30		
		2006	**2007**	2006
Net sales	¥ Billions	1.1	**1.8**	5.4
	[Korean Won Billions]	[10]	**[14]**	[48]
Operating income	¥ Billions	0.1	**0.2**	0.6
	[Korean Won Billions]	[1]	**[2]**	[5]
Net income	¥ Billions	0.1	**0.2**	0.3
	[Korean Won Billions]	[1]	**[1]**	[3]

* Average rate of Japanese yen to Korean won

April 1, 2005 to June 30, 2005	0.1074yen/Korean won
April 1, 2006 to June 30, 2006	0.1211yen/Korean won
April 1, 2005 to March 31, 2006	0.1126 yen/Korean won

6. SG&A Expenses (Including R&D Expenses)

6-1. R&D Expenses

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30			
	2006	**2007**	2006	2007 (e)
Net sales	135.8	**153.9**	601.3	640.0
R&D expenses	19.9	**24.4**	93.2	105.0
Ratio of R&D expenses to net sales (%)	14.7%	**15.8%**	15.5%	16.4%

6-2. SG&A Expenses

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30			
	2006	**2007**	2006	2007 (e)
Net sales	135.8	**153.9**	601.3	640.0
SG&A expenses	69.3	**78.7**	307.8	324.0
Personnel expenses	15.3	**16.9**	64.5	-
Marketing expenses	43.7	**50.4**	198.2	-
Administrative expenses and others	10.3	**11.4**	45.1	-
Ratio of SG&A expenses to net sales (%)	51.1%	**51.1%**	51.2%	50.6%

6-3. SG&A Expenses (Including R&D Expenses)

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30			
	2006	**2007**	2006	2007 (e)
Net sales	135.8	**153.9**	601.3	640.0
SG&A expenses (including R&D expenses)	89.2	**103.0**	401.0	429.0
Ratio of SG&A expenses including R&D expenses to net sales (%)	65.8%	**66.9%**	66.7%	67.0%

III. Consolidated Balance Sheet

1. Consolidated Balance Sheet <Assets>

(billions of yen)

	2006 Mar 31	%	2006 Jun 30	%	Chg. %	Inc./Dec.
Current assets:						
Cash and cash in banks	74.2		**72.7**			(1.4)
Accounts and notes receivable-trade	148.7		**143.7**			(5.0)
Securities	120.0		**99.6**			(20.5)
Inventories	44.9		**45.4**			0.4
Deferred tax assets	29.3		**30.3**			1.1
Other current assets	15.8		**15.3**			(0.5)
Allowance for doubtful receivables	(0.3)		**(0.3)**			0.0
Total current assets	432.6	57.9	**406.6**	56.1	94.0	(26.0)
Fixed assets:						
Property, plant and equipment:						
Buildings and structures	66.7		**65.8**			(0.9)
Machinery, equipment and vehicles	25.5		**24.3**			(1.1)
Land	17.1		**17.0**			(0.1)
Construction in progress	9.3		**10.4**			1.1
Others	10.1		**9.7**			(0.4)
Total property, plant and equipment	128.7	17.2	**127.3**	17.6	98.9	(1.4)
Intangible assets	43.2	5.8	**41.3**	5.7	95.7	(1.9)
Investments and other assets:						
Investment securities	105.5		**108.7**			3.2
Long-term loans receivable	0.1		**0.1**			(0.0)
Deferred tax assets	27.6		**30.5**			2.9
Other assets	10.4		**11.1**			0.7
Allowance for doubtful accounts	(0.8)		**(0.7)**			0.0
Total investments and other assets	142.7	19.1	**149.5**	20.6	104.8	6.8
Total fixed assets	314.6	42.1	**318.2**	43.9	101.1	3.6
Total assets	747.2	100.0	**724.8**	100.0	97.0	(22.4)

<Explanation>

Securities
<Decrease Factor(s)>
Payment of income taxes
Payment of dividends

2. Consolidated Balance Sheet

<Liabilities and Net Assets>

(billions of yen)

	2006 Mar 31	%	2006 Jun 30	%	Chg. %	Inc./ Dec.
Current liabilities:						
Accounts and notes payable-trade	24.4		**19.9**			(4.5)
Short-term borrowings	0.4		**0.4**			(0.0)
Accounts payable-other	53.2		**45.8**			(7.3)
Accrued expenses	42.6		**42.3**			(0.3)
Income tax payable	23.4		**16.1**			(7.3)
Reserve for sales rebates	27.8		**26.9**			(0.9)
Other reserves	0.8		**0.7**			(0.1)
Other current liabilities	5.5		**5.6**			0.0
Total current liabilities	178.2	23.9	**157.7**	21.8	88.5	(20.5)
Long-term liabilities:						
Deferred tax liabilities	0.1		**0.1**			(0.0)
Liability for retirement benefits	35.6		**35.1**			(0.4)
Retirement allowances for directors and corporate auditors	1.3		**1.1**			(0.2)
Other long-term liabilities	3.6		**3.5**			(0.1)
Total long-term liabilities	40.6	5.4	**39.9**	5.5	98.3	(0.7)
Total liabilities	218.7	29.3	**197.6**	27.3	90.3	(21.2)
Owners' equity:						
Common stock	45.0	6.0	**45.0**	6.2		-
Capital surplus	55.2	7.4	**55.2**	7.6		-
Retained earnings	429.0	57.4	**430.6**	59.4		1.5
Treasury stock	(31.9)	(4.2)	**(31.9)**	(4.4)		0.0
Total owners' equity	497.3	66.6	**498.9**	68.8	100.3	1.6
Net unrealized gains on available-for-sale securities	20.3	2.7	**18.3**	2.5		(2.0)
Foreign currency translation adjustments	1.6	0.2	**0.7**	0.1		(0.9)
Total net unrealized gain and translation adjustme	21.9	2.9	**19.0**	2.6	86.8	(2.9)
Minority interests	9.3	1.2	**9.4**	1.3	100.8	0.1
Total net assets	528.5	70.7	**527.3**	72.7	99.8	(1.3)
Total liabilities and net assets	747.2	100.0	**724.8**	100.0	97.0	(22.4)

<Explanation>

Accounts payable-other
<Decrease Factor(s)>
Payment of "Payables for property, plant and equipment"

Income tax payable
<Decrease Factor(s)>
Payment of income tax

*Past data have been reclassified in accordance with the new segmentation of this fiscal year.

IV. Consolidated Statements of Cash Flows

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30		
	2006	**2007**	Inc./ Dec.
Operating activities			
Income before income taxes and minority interests	23.2	**24.7**	1.5
Depreciation and amortization	5.9	**5.9**	0.0
Other non-cash gains/losses	1.6	**0.0**	(1.6)
Operating assets/liabilities increase/decrease	0.5	**(4.1)**	(4.6)
Others	(1.4)	**(1.3)**	0.0
Sub-total	29.8	**25.2**	(4.6)
Interest paid/received	1.0	**1.5**	0.6
Payment of income taxes	(18.7)	**(18.7)**	0.1
Net cash provided by operating activities	12.1	**8.1**	(4.0)
Investing activities			
Capital expenditures	(10.9)	**(7.5)**	3.4
Other revenue/payment for continuous activities	0.1	**0.1**	(0.0)
Purchases/sales of securities etc.	2.2	**(3.6)**	(5.8)
Others	(0.3)	**(0.8)**	(0.5)
Net cash used in investing activities	(8.9)	**(11.8)**	(2.9)
Financing activities			
Dividends paid	(10.0)	**(14.3)**	(4.3)
Short-term debt proceeds/payment	(0.0)	**(0.0)**	0.0
Others	(0.1)	**(0.1)**	(0.0)
Net cash used in financing activities	(10.1)	**(14.4)**	(4.3)
Foreign currency translation adjustments on cash and cash equivalents	0.9	**(0.9)**	(1.8)
Net increase (decrease) in cash and cash equivalents	(6.0)	**(18.9)**	(13.0)
Cash and cash equivalents at beginning of period	142.4	**183.3**	40.8
Cash and cash equivalents at end of period	136.5	**164.4**	27.9

<Explanation>

Operating assets/liabilities increase/decrease
<Decrease Factor(s)>
"Accounts payable-trade" and "Accounts payable-other" decrease

Purchases/sales of securities
<Decrease Factor(s)>
Investment trust (investment in bonds)

Dividends paid
<Increase Factor(s)>
Increased from 35 yen per share to 50 yen per share

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30		
	2006	**2007**	Inc./ Dec.
Free Cash Flows	1.3	**0.7**	(0.6)

* "Free cash flows" = "Net cash provided by operating activities" - ("Capital expenditures" + "Other revenue/payment for continuous activities")

V. Non-Consolidated Financial Results

1. Non-Consolidated Financial Highlights

1-1. Statements of Income Data

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30				
	2006	**2007**	Change %	2006	2007 (e)
Net sales	79.0	**82.9**	104.9	332.0	346.0
Cost of sales	19.0	**19.9**	104.8	78.0	79.0
R&D expenses	19.6	**24.4**	124.4	92.9	103.0
SG&A expenses	22.9	**23.3**	101.8	95.8	100.0
Operating income	17.5	**15.3**	87.1	65.4	64.0
Ordinary income	18.1	**15.6**	86.5	67.3	65.0
Net income	11.6	**10.1**	86.9	43.9	41.0

* "Cost of sales" includes "(Reversal of) Provision for sales returns".

1-2. Balance Sheet Data

(billions of yen)

	2006		Inc./ Dec.
	Mar 31	**Jun 30**	
Total assets	572.9	**553.9**	(19.0)
Net assets	465.2	**459.0**	(6.3)
Owner's equity and unrealized gain and translation adjustments	465.2	**459.0**	(6.3)
Equity ratio	81.2%	**82.9%**	1.7 pp

*Past data have been reclassified in accordance with the new segmentation of this fiscal year.

1-3. Capital Expenditures and Depreciation/Amortization

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30			
	2006	**2007**	Inc./ Dec.	2006
Capital expenditures	2.2	**1.5**	(0.7)	24.5
Property, plant and equipment	1.4	**0.9**	(0.4)	11.2
Intangible assets	0.8	**0.5**	(0.3)	13.4
Depreciation/Amortization	3.8	**4.1**	0.2	16.4

* "Depreciation/Amortization" value represents depreciation for "Property, plant and equipment" and amortization for "Intangible assets".

1-4. Statements of Cash Flows Data

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30			
	2006	**2007**	Inc./ Dec.	2006
Net cash provided by operating activities	7.7	**4.6**	(3.1)	55.8
Net cash used in investing activities	(5.4)	**(8.9)**	(3.5)	(13.5)
Net cash used in financing activities	(10.0)	**(14.3)**	(4.3)	(21.2)
Cash and cash equivalents at end of period	71.7	**81.9**	10.1	100.5
Free cash flows	0.8	**0.4**	(0.3)	30.9

* "Free cash flows" = "Net cash provided by operating activities" - ("Capital expenditures" + "Other revenue/payment for continuous activities")

2. Net Sales by Business Segment

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30				
	2006	**2007**	Change %	2006	2007 (e)
Net sales	79.0	**82.9**	104.9	332.0	346.0
Prescription pharmaceuticals	50.9	**53.4**	104.9	211.5	218.0
Ratio of in-house developed products to prescription pharmaceuticals (%)	83.3%	**82.3%**	-	82.3%	-
Exports	13.6	**12.4**	91.4	53.9	56.5
Consumer health care products	4.0	**4.3**	108.7	17.6	18.5
Food additives/Chemicals, Machinery, etc.	0.5	**0.4**	83.7	1.8	1.5
Industrial property rights, etc. income	10.1	**12.4**	122.4	47.2	51.5

3. Exports by Geographical Area

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30				
	2006	**2007**	Change %	2006	2007 (e)
Net sales	79.0	**82.9**	104.9	332.0	346.0
Exports	23.1	**24.7**	107.0	99.7	106.5
North America	15.5	**17.3**	112.2	69.6	-
Europe	6.3	**5.8**	92.7	24.9	-
Asia and others	1.4	**1.5**	114.5	5.2	-
Ratio of exports to sales (%)	29.2%	**29.8%**	-	30.0%	30.8%

* Major areas and countries included in each category:

1. North America: The U.S. and Canada
2. Europe: The United Kingdom, France, Germany, etc.
3. Asia and Others: East Asia, South-East Asia, and South-Central America, etc. (excluding Japan)

* Export sales include revenues from industrial property rights, etc.

4. Prescription Pharmaceuticals

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30			
Description / *Product*	2006	**2007**	Change %	2006
Alzheimer's type dementia treatment *ARICEPT*	9.9	**11.5**	116.5	42.3
Peripheral neuropathy treatment *METHYCOBAL*	7.8	**7.9**	100.2	32.1
Proton pump inhibitor *PARIET*	6.3	**7.1**	112.9	27.6
Gastritis/gastric ulcer treatment *SELBEX*	5.4	**4.9**	90.6	21.7
Muscle relaxant *MYONAL*	2.2	**2.1**	98.1	8.5
Non-ionic contrast medium *IOMERON*	2.2	**2.1**	96.0	8.7
Osteoporosis treatment *GLAKAY*	2.2	**1.9**	89.2	8.4
Osteoporosis treatment *ACTONEL*	-	**1.9**	-	4.0
Long-acting isosorbide denigrate preparation *NITOROL-R*	1.2	**1.0**	89.7	4.4
Genetically engineered glucagon preparation *GLUCAGON G NOVO*	1.1	**1.0**	95.1	4.4
Antiallergic agent *AZEPTIN*	0.8	**0.6**	83.9	2.9
Others	11.9	**11.2**	94.3	46.6
Prescription pharmaceuticals total	50.9	**53.4**	104.9	211.5

5. Exports by Products

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30			
	2006	**2007**	Change %	2006
ARICEPT	6.3	**5.4**	84.6	22.8
ACIPHEX/PARIET	6.1	**6.5**	106.5	26.8
Others	1.2	**0.6**	49.2	4.3
Exports total	13.6	**12.4**	91.4	53.9

6. Consumer Health Care Products

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30			
	2006	**2007**	Change %	2006
Vitamin B_2 preparation *CHOCOLA BB* Group	2.0	**2.1**	105.7	8.3
JUVELUX / Natural Vitamin E preparation Vitamin-E Group	0.4	**0.4**	109.1	1.8
SACLON / heartburn treatment SACLON Group	0.4	**0.4**	98.2	1.9
NABOLIN / Active-type Vitamin B_{12} NABOLIN Group	0.3	**0.4**	102.5	1.4
Others	0.8	**1.0**	125.0	4.2
Consumer health care products total	4.0	**4.3**	108.7	17.6

7. SG&A Expenses (Including R&D Expenses)

7-1. R&D Expenses

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30			
	2006	**2007**	2006	2007 (e)
Net sales	79.0	**82.9**	332.0	346.0
R&D expenses	19.6	**24.4**	92.9	103.0
Overseas R&D expenses	8.1	**12.4**	42.7	-
Ratio of overseas R&D expenses to R&D expenses (%)	41.6%	**50.8%**	46.0%	-
Ratio of R&D expenses to net sales (%)	24.8%	**29.4%**	28.0%	29.8%

7-2. SG&A Expenses

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30			
	2006	**2007**	2006	2007 (e)
Net sales	79.0	**82.9**	332.0	346.0
SG&A expenses	22.9	**23.3**	95.8	100.0
Personnel expenses	8.6	**8.0**	34.4	-
Marketing expenses	8.5	**9.4**	37.8	-
Administrative expenses and others	5.7	**5.8**	23.5	-
Ratio of SG&A expenses to net sales (%)	28.9%	**28.1%**	28.8%	28.9%

7-3. SG&A Expenses (Including R&D expenses)

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30			
	2006	**2007**	2006	2007 (e)
Net sales	79.0	**82.9**	332.0	346.0
SG&A expenses (including R&D expenses)	42.5	**47.7**	188.6	203.0
Ratio of SG&A expenses (including R&D expenses) to net sales (%)	53.7%	**57.5%**	56.8%	58.7%

8. Balance Sheet Data

<Assets>

(billions of yen)

	2006		Inc./
	Mar 31	**Jun 30**	Dec.
Current assets	278.2	**257.1**	(21.1)
Fixed assets	294.7	**296.8**	2.1
Property, plant and equipment	82.7	**79.8**	(2.9)
Intangible assets	26.5	**25.3**	(1.2)
Investments and other assets	185.5	**191.7**	6.2
Total assets	572.9	**553.9**	(19.0)

<Liabilities and Net Assets>

(billions of yen)

	2006		Inc./
	Mar 31	**Jun 30**	Dec.
Current liabilities	74.6	**62.5**	(12.1)
Long-term liabilities	33.1	**32.5**	(0.6)
Total liabilities	107.7	**95.0**	(12.7)
Total owners' equity	445.4	**441.2**	(4.2)
Net unrealized gain and translation adjustments	19.8	**17.8**	(2.0)
Net assets	465.2	**459.0**	(6.3)
Total liabilities and net assets	572.9	**553.9**	(19.0)

*Past data have been reclassified in accordance with the new segmentation of this fiscal year.

9. Statements of Cash Flows

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30		
	2006	**2007**	Inc./Dec.
Operating activities			
Income before income taxes	17.8	**15.2**	(2.7)
Depreciation and amortization	3.8	**4.1**	0.2
Other non-cash gains/losses	1.5	**0.1**	(1.4)
Operating assets/liabilities increase/decrease	0.0	**1.2**	1.2
Others	(0.7)	**(0.4)**	0.3
Subtotal	22.4	**20.1**	(2.3)
Interest paid/received	0.5	**0.7**	0.2
Income taxes paid	(15.3)	**(16.3)**	(0.9)
Net cash provided by operating activities	7.7	**4.6**	(3.1)
Investing activities			
Capital expenditures	(7.0)	**(5.2)**	1.8
Other revenue/payment for continuous activities	0.1	**1.0**	1.0
Purchases/sales of securities	1.7	**(3.7)**	(5.3)
Others	(0.2)	**(1.1)**	(0.9)
Net cash used in investing activities	(5.4)	**(8.9)**	(3.5)
Financing activities			
Dividends paid	(10.0)	**(14.3)**	(4.3)
Others	(0.0)	**0.0**	0.0
Net cash used in financing activities	(10.0)	**(14.3)**	(4.3)
Foreign currency translation adjustments on cash and cash equivalents	(0.0)	**(0.0)**	0.0
Net increase (decrease) in cash and cash equivalents	(7.8)	**(18.6)**	(10.9)
Cash and cash equivalents at beginning of period	79.5	**100.5**	21.0
Cash and cash equivalents at end of period	71.7	**81.9**	10.1

(billions of yen)

Years Ended/Ending March 31	Three months ended Jun 30		
	2006	**2007**	Inc./Dec.
Free Cash Flows	0.8	**0.4**	(0.3)

* "Free cash flows" = "Net cash provided by operating activities" - ("Capital expenditures" + "Other revenue/payment for continuous activities")

VI. Changes in Quarterly Results

1. Statements of Income Data [Consolidated]

(billions of yen)

Years Ended/Ending March 31	2006				2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	**First Quarter**
Net sales	135.8	146.8	167.3	151.3	**153.9**
Cost of sales	24.1	24.6	30.0	25.8	**26.8**
R&D expenses	19.9	24.5	22.6	26.2	**24.4**
SG&A expenses	69.3	74.9	81.7	81.8	**78.7**
Operating income	22.5	22.8	32.9	17.5	**24.1**
Non-operating income & expenses	0.9	0.9	1.4	1.1	**1.0**
Ordinary income	23.4	23.7	34.3	18.6	**25.1**
Special gain & loss	(0.2)	(0.3)	0.0	(3.5)	**(0.4)**
Income before taxes and interests	23.2	23.5	34.4	15.1	**24.7**
Net income	14.9	15.2	22.0	11.3	**15.8**
Earnings per share (yen)	52.2	53.3	77.0	39.4	**55.4**

* "Cost of Sales" includes "(Reversal of) Provision for or sales returns".

2. Balance Sheet Data [Consolidated]

<Assets>

(billions of yen)

	2005			2006	
	Jun 30	Sep 30	Dec 31	Mar 31	**Jun 30**
Current assets	368.7	392.8	408.5	432.6	**406.6**
Fixed assets	293.9	300.9	303.6	314.6	**318.2**
Property, plant and equipment	123.2	124.8	125.8	128.7	**127.3**
Intangible assets	36.2	38.5	38.7	43.2	**41.3**
Investments and other assets	134.5	137.5	139.1	142.7	**149.5**
Total assets	662.6	693.6	712.1	747.2	**724.8**

<Liabilities and Net Assets>

(billions of yen)

	2005			2006	
	Jun 30	Sep 30	Dec 31	Mar 31	**Jun 30**
Current liabilities	143.2	154.4	157.2	178.2	**157.7**
Long-term liabilities	44.2	42.7	40.5	40.6	**39.9**
Total liabilities	187.4	197.1	197.6	218.7	**197.6**
Total owners' equity	460.1	475.4	485.9	497.3	**498.9**
Net unrealized gain and translation adjustments	6.1	12.0	19.3	21.9	**19.0**
Minority interests	9.0	9.2	9.2	9.3	**9.4**
Net assets	475.2	496.5	514.4	528.5	**527.3**
Total liabilities and net assets	662.6	693.6	712.1	747.2	**724.8**

*Past data have been reclassified in accordance with the new segmentation of this fiscal year.

3. Capital Expenditures and Depreciation/Amortization [Consolidated]

(billions of yen)

Years Ended/Ending March 31	2006 First Quarter	2006 Second Quarter	2006 Third Quarter	2006 Fourth Quarter	2007 First Quarter
Capital expenditures	4.6	9.4	5.9	17.2	**3.7**
Property, plant and equipment	3.6	5.3	4.2	7.8	**3.2**
Intangible assets	1.0	4.0	1.7	9.4	**0.6**
Depreciation/Amortization	5.9	6.1	6.5	6.5	**5.9**

* "Depreciation/Amortization" value represents depreciation for "Property, plant and equipment" and amortization for "Intangible assets".

4. Statements of Cash Flows Data [Consolidated]

(billions of yen)

Years Ended/Ending March 31	2006 First Quarter	2006 Second Quarter	2006 Third Quarter	2006 Fourth Quarter	2007 First Quarter
Net cash provided by operating activities	12.1	27.8	9.2	37.9	**8.1**
Net cash used in investing activities	(8.9)	(5.3)	(10.1)	(5.3)	**(11.8)**
Net cash used in financing activities	(10.1)	(0.0)	(11.7)	0.0	**(14.4)**
Cash and cash equivalents at end of period	136.5	160.1	150.2	183.3	**164.4**
Free cash flows	1.3	19.4	(3.0)	25.8	**0.7**

* "Free cash flows" = "Net cash provided by operating activities" - ("Capital expenditures" + "Other revenue/payment for continuous activities")

5. *ARICEPT* Sales by Area (Eisai Territory Sales) [Consolidated]

Years Ended/Ending March 31		2006 First Quarter	2006 Second Quarter	2006 Third Quarter	2006 Fourth Quarter	2007 First Quarter
Japan	¥ Billions	9.9	10.6	12.1	9.7	**11.5**
U.S.	¥ Billions	23.5	29.1	31.6	35.6	**33.1**
	[US$ Millions]	[219]	[262]	[271]	[306]	**[289]**
U.K.	¥ Billions	0.3	0.2	0.3	0.2	**0.4**
	[UK£ Millions]	[2]	[1]	[1]	[1]	**[2]**
France	¥ Billions	5.1	5.1	5.5	5.3	**5.5**
	[Euro Millions]	[38]	[38]	[40]	[37]	**[38]**
Germany	¥ Billions	1.9	2.1	2.1	1.8	**1.8**
	[Euro Millions]	[14]	[15]	[15]	[12]	**[13]**
Europe total	¥ Billions	7.3	7.4	7.9	7.3	**7.7**
Asia	¥ Billions	0.9	1.1	1.1	1.2	**1.4**
Total	¥ Billions	41.7	48.2	52.7	53.8	**53.7**

6. *ACIPHEX/PARIET* Sales by Area (Eisai Territory Sales) [Consolidated]

Years Ended/Ending March 31		2006 First Quarter	2006 Second Quarter	2006 Third Quarter	2006 Fourth Quarter	2007 First Quarter
Japan	¥ Billions	6.3	6.8	8.5	5.9	**7.1**
U.S.	¥ Billions	25.3	28.2	30.8	30.1	**29.3**
	[US$ Millions]	[235]	[253]	[263]	[258]	**[256]**
U.K.	¥ Billions	1.5	1.3	1.3	1.0	**1.0**
	[UK£ Millions]	[7]	[7]	[6]	[5]	**[5]**
Germany	¥ Billions	0.3	0.3	0.4	0.3	**0.3**
	[Euro Millions]	[2]	[2]	[3]	[2]	**[2]**
Italy	¥ Billions	-	-	0.4	2.1	**1.7**
	[Euro Millions]	[-]	[-]	[3]	[15]	**[12]**
Europe total	¥ Billions	1.8	1.7	2.1	3.4	**3.0**
Asia	¥ Billions	0.7	0.8	1.0	1.0	**1.1**
Total	¥ Billions	34.1	37.4	42.4	40.4	**40.5**

7. *ZONEGRAN* Sales by Area (Eisai Territory Sales) [Consolidated]

Years Ended/Ending March 31		2006				2007
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	**First Quarter**
U.S.	¥ Billions	3.6	3.9	3.7	1.5	**1.0**
	[US$ Millions]	[33]	[35]	[32]	[12]	**[9]**
Europe, Asia	¥ Billions	0.0	0.1	0.1	0.2	**0.3**
Total	¥ Billions	3.6	4.0	3.9	1.7	**1.3**

8. Eisai Inc. (U.S.)

Years Ended/Ending March 31		2006				2007
		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	**First Quarter**
Net sales	¥ Billions	52.9	61.8	70.1	70.0	**65.9**
	[US$ Millions]	[491]	[556]	[601]	[600]	**[576]**
Operating income	¥ Billions	3.0	4.9	7.0	3.7	**5.5**
	[US$ Millions]	[28]	[44]	[61]	[31]	**[48]**
Net income	¥ Billions	2.0	3.4	4.8	2.9	**3.9**
	[US$ Millions]	[18]	[30]	[42]	[24]	**[34]**
Operating income before royalty deduction	¥ Billions	10.3	13.6	16.5	13.9	**15.2**
	[US$ Millions]	[95]	[122]	[142]	[119]	**[132]**

9. Statement of Income Data [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2006				2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	**First Quarter**
Net sales	79.0	81.9	93.3	77.7	**82.9**
Cost of sales	19.0	18.9	22.2	17.9	**19.9**
R&D expenses	19.6	24.3	22.1	26.8	**24.4**
SG&A expenses	22.9	23.4	25.0	24.4	**23.3**
Operating income	17.5	15.3	24.0	8.6	**15.3**
Ordinary income	18.1	15.6	24.6	9.1	**15.6**
Net income	11.6	10.1	15.9	6.4	**10.1**

* "Cost of Sales" includes "(Reversal of) Provision for or sales returns".

10. Prescription Pharmaceuticals [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2006				2007
Product	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	**First Quarter**
ARICEPT	9.9	10.6	12.1	9.7	**11.5**
METHYCOBAL	7.8	8.2	8.9	7.2	**7.9**
PARIET	6.3	6.8	8.5	5.9	**7.1**
SELBEX	5.4	5.5	6.0	4.8	**4.9**
MYONAL	2.2	2.2	2.4	1.8	**2.1**
IOMERON	2.2	2.2	2.5	1.8	**2.1**
GLAKAY	2.2	2.2	2.3	1.7	**1.9**
ACTONEL	-	-	2.6	1.5	**1.9**
NITOROL-R	1.2	1.1	1.2	0.9	**1.0**
GLUCAGON G NOVO	1.1	1.1	1.3	0.9	**1.0**
AZEPTIN	0.8	0.5	0.7	0.9	**0.6**
Others	11.9	11.7	13.5	9.5	**11.2**
Prescription pharmaceuticals total	50.9	52.2	62.0	46.4	**53.4**

11. Exports by Products [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2006				2007
Product	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	**First Quarter**
ARICEPT	6.3	4.8	6.1	5.5	**5.4**
ACIPHEX/PARIET	6.1	7.0	6.2	7.6	**6.5**
Others	1.2	1.0	0.9	1.2	**0.6**
Exports total	13.6	12.8	13.2	14.3	**12.4**

12. Consumer Health Care Products [Non-Consolidated]

(billions of yen)

Years Ended/Ending March 31	2006				2007
Product	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	**First Quarter**
CHOCOLA BB Group	2.0	2.2	2.5	1.6	**2.1**
Vitamin-E Group	0.4	0.5	0.6	0.3	**0.4**
SACLON Group	0.4	0.5	0.6	0.4	**0.4**
NABOLIN Group	0.3	0.4	0.4	0.3	**0.4**
Others	0.8	0.9	1.4	1.1	**1.0**
Consumer health care total	4.0	4.5	5.4	3.7	**4.3**

VII. Major R&D Pipeline Candidates

Ongoing and recent developments from April 2006

1. Application of Aricept for the additional indication of severe dementia due to Alzheimer's disease was submitted in the EU.
2. Applications of Gasmotin are in preparation in 10 Asian countries including ASEAN members.
3. Phase III study of E5564 for severe sepsis was initiated in the EU/U.S.
4. Phase III study of E7389 for breast cancer was initiated in the U.S.
5. Phase II study of E5555 for acute coronary syndrome was initiated in the EU/U.S.
6. Collaboration agreement for TVP-1012 (rasagiline) was ended in the U.S.

1. International Development

1-1 Filed for Approval

(Product) Name (Research Code)	Area	Date	Description	Form.	Origin
ARICEPT (E2020) (Additional indication)	U.S.	Sep-02	Vascular Dementia Currently indicated for the treatment of mild to moderate dementia due to Alzheimer's disease. Filed for the additional indication of vascular dementia in the U.S.	Tab.	In-house
	(EU)		Though filing for vascular dementia was withdrawn in the EU in April 2004, Eisai will resubmit application once additional supportive data have been obtained.		
ARICEPT (E2020) (Additional formulation)	EU	May-04	Liquid Formulation Currently available in tablet form. Filed for liquid formulation. Patients who have difficulty swallowing may find liquid formulation easier to take.	Liquid	In-house
INOVELON (E2080)	EU	Mar-05	Anti-Epilepsy (generic name: rufinamide) A novel structure anticonvulsant, rufinamide, which has effect in combination with other antiepileptic drugs. Received orphan status and application was filed in the EU for adjunct therapy of Lennox-Gastaut Syndrome (LGS).	Tab.	Novartis
	U.S.	Nov-05	NDA for adjunct therapy of LGS, granted for orphan status, and adult partial seizures is filed in the U.S. (Brand name in the U.S. is under consideration)		
ARICEPT (E2020) (Additional indication)	U.S.	Dec-05	Severe Dementia due to Alzheimer's Disease Filed for the additional indication of severe dementia due to Alzheimer's disease to the FDA.	Tab.	In-house
	EU	May-06	Submitted application for the treatment of severe dementia due to Alzheimer's disease through mutual recognition procedure in the EU.		

1-2 Submission in Preparation

(Product) Name (Research Code)	Area	Expected Application	Description	Form.	Origin
GASMOTIN	Asia	FY2006	Gastroprokinetic Agent (generic name: mosapride citrate) This compound is a selective serotonin 5-HT_4 receptor agonist which has gastroprokinetic and gastric evacuant effects by enhancing acetylcholine release. Submission is in preparation in 10 Asian countries including ASEAN members.	Tab.	Dainippon Sumitomo Pharma

1-3 Phase III

(Product) Name (Research Code)	Area	Expected Application	Description	Form.	Origin
ARICEPT (E2020) (Additional indication)	EU	FY2006	Dementia associated with Parkinson's Disease Currently indicated for the treatment of mild to moderate dementia due to Alzheimer's disease. Now in Phase III for the treatment of dementia associated with Parkinson's disease.	Tab.	In-house
AS-3201	U.S. EU	FY2009	Diabetic complication/Aldose Reductase Inhibitor This compound shows strong inhibition of aldose reductase. Expected to treat diabetic complication. Now in Phase III for the treatment of diabetic neuropathy in the U.S.	Tab.	Dainippon Sumitomo Pharma
E2007	EU U.S.	FY2007 FY2007	Parkinson's Disease/AMPA Receptor Antagonist Selectively antagonizes the AMPA-type glutamate receptor. Under development as the treatment for Parkinson's disease. Now in Phase III in EU. Phase III study in preparation in the U.S.	Tab.	In-house
clevudine (Phase III in preparation)	Asia	-	Anti-hepatitis B Agent (generic name: clevudine) Clevudine is an antiviral agent for the treatment of chronic hepatitis caused by the hepatitis B virus based on DNA polymerase inhibition. Phase III study in China is in preparation. In some Asian countries where no additional clinical studies are required, submission is scheduled for FY2006.	Cap.	Bukwang
E5564	U.S. EU	FY2009	Severe Sepsis/Endotoxin Antagonist (generic name: eritoran) A synthetic endotoxin antagonist, E5564, showed expected safety and efficacy profile in patients with severe sepsis caused by endotoxins from various types of gram-negative bacteria. Phase III study was initiated.	Inj.	In-house
E7389	U.S.	(FY2006 Subpart H application)	Anti-cancer (breast cancer)/Microtubule Growth Suppressor E7389 is a synthetic analog of Halichondrin B from a marine sponge. The compound acts against tumors by inhibiting cell division through blocking microtubule growth. Currently running subpart H application study for breast cancer and Phase III study for breast cancer was initiated.	Inj.	In-house

1-4 Phase II

(Product) Name (Research Code)	Area	Description	Form.	Origin
ARICEPT (E2020) (Additional indication)	U.S. EU	Migraine Prophylaxis Currently indicated for the treatment of mild to moderate dementia due to Alzheimer's disease. Now in Phase II for the additional indication of migraine prophylaxis.	Tab.	In-house
E2007	U.S. EU	Epilepsy, Multiple Sclerosis and Migraine Prophylaxis/AMPA Receptor Antagonist Selectively antagonizes the AMPA-type glutamate receptor. Under development as the treatment for epilepsy, multiple sclerosis and migraine prophylaxis.	Tab.	In-house
E7389	U.S.	Anti-cancer (breast cancer, non-small cell lung cancer, prostate cancer) /Microtubule Growth Suppressor E7389 is a synthetic analog of Halichondrin B from a marine sponge. The compound acts against tumors by inhibiting cell division through blocking microtubule growth. POC for breast cancer and non-small cell lung cancer was achieved. Phase II study for breast cancer for subpart H application in progress. Now in Phase II for prostate cancer.	Inj.	In-house
ACIPHEX (E3810) (Additional indication)	U.S.	Intermittent Therapy for Symptomatic GERD Currently indicated for the treatment of erosive GERD, duodenal ulcers, Zollinger-Ellison syndrome and eradication of *H. pylori* infection in the U.S. Now in Phase II for the intermittent therapy of symptomatic GERD.	Tab.	In-house
E5555	U.S. EU	Acute Coronary Syndrome(ACS)/Thrombin receptor antagonist The compound inhibits platelet aggregation and smooth-muscle proliferation based on thrombin receptor antagonism. Phase II study for the treatment of ACS was initiated.	Tab.	In-house

* Collaboration agreement for TVP-1012 (rasagiline) was ended.

- POC (Proof of Concept): Proof of drug concept in clinical study
- Subpart H application: Allows for early approval in the U.S. of promising drugs for diseases that are serious or life-threatening, where the new drug appears to provide benefit over available therapy.

2. Development in Japan

2-1 Filed for Approval

(Product) Name (Research Code)	Application	Description	Form.	Origin
T-614	Sep-03	Rheumatoid Arthritis (generic name: iguratimod) Suppresses lymphocyte proliferation, immunoglobulin production and production of inflammatory cytokines. Expected to treat chronic rheumatoid arthritis.	Tab.	Toyama Chemical
TAMBOCOR (E0735) (Additional indication)	Dec-04	Paroxysmal Atrial Fibrillation, Flutter The compound has already been approved as the treatment for ventricular tachyarrythmias in Japan and is filed for the treatment of paroxysmal atrial fibrillation, flutter.	Tab.	3M
PARIET (E3810) (Additional indication)	Mar-05	Eradication of *H. pylori* in Combination with Antibiotics Currently indicated for the treatment of peptic ulcers, erosive GERD, Zollinger-Ellison syndrome in Japan. Submitted for the eradication of *H. pylori* infection.	Tab.	In-house
ARICEPT (E2020) (Additional indication)	Dec-05	Severe Dementia due to Alzheimer's disease Currently indicated for the treatment of mild to moderate dementia due to Alzheimer's disease. Submitted for the treatment of severe dementia due to Alzheimer's disease.	Tab.	In-house
D2E7	Dec-05	Rheumatoid Arthritis/Human Anti TNF-alpha Monoclonal Antibody (generic name: adalimumab) By blocking the activity of Tumor Necrosis Factor-alpha (TNF-alpha) which plays a central role in inflammation in autoimmune diseases, D2E7 is expected to be effective in patients with rheumatoid arthritis(RA). Submitted for the treatment of RA.	Inj.	Abbott
PARIET (E3810) (Additional indication)	Mar-06	Symptomatic GERD Currently indicated for the treatment of peptic ulcers, erosive GERD, Zollinger-Ellison syndrome in Japan. Submitted for the treatment of symptomatic GERD.	Tab.	In-house

2-2 Phase III

(Product) Name (Research Code)	Expected Application	Description	Form.	Origin
KES524	FY2007	Obesity Management/Central by Acting Serotonin & Noradrenaline Reuptake Inhibitor (generic name: sibutramine) Inhibits the reuptake of the cerebral neurotransmitters, noradrenaline and serotonin, enhancing the feeling of satiety and increasing energy consumption resulting in loss of body weight.	Cap.	Abbott

2-3 Phase II

(Product) Name (Research Code)	Description	Form.	Origin
E2014	Cervical Dystonia/Botulinum Toxin Type B Botulinum toxin acts on cholinergic nerve ending synapses and inhibits the release of acetylcholine to relax muscles.	Inj.	Solstice Neuro-Science
E0167	Recurrence of Hepatocellular Carcinoma/Vitamin K_2 Vitamin K_2 (menatetrenone) currently indicated for the treatment of osteoporosis. Now in Phase II for the prevention of recurrence of hepatocellular carcinoma.	Cap.	In-house
D2E7	Psoriasis/Human Anti TNF-alpha Monoclonal Antibody (generic name: adalimumab) By blocking the activity of Tumor Necrosis Factor-alpha (TNF-alpha) which plays a central role in inflammation in autoimmune diseases, D2E7 is expected to be effective in patients with psoriasis. Currently submitted for rheumatoid arthritis. Now in Phase II for psoriasis.	Inj.	Abbott
E7070	Anti-cancer (gastric cancer)/Cell Cycle G1 Phase Targeting Agent (generic name: indisulam) The compound induces apoptosis by inhibiting cell cycle progression in the G1 phase. Now in Phase II for gastric cancer as a novel mechanism of anti-cancer agent.	Inj.	In-house
IOMERON(E7337) (Additional dosage and administration)	X-ray Contrast Medium Currently indicated for CT(computerized tomography) angiography. Additional dosage and administration CT angiography is expected.	Inj.	Bracco
E7210 (Suspended)	Ultrasonic Contrast Medium Microbubbles of E7210 reflect ultrasound. Phase II study is suspended.	Inj.	Bracco

VIII. Major Events

Date	Description
Jul. 2006	Eisai starts marketing severe chronic pain agent Prialt in the UK and Germany. <Jul. 31, 2006 released>
	Continuation of policy for protection of the company's corporate value and common interests of shareholders <Jul. 31, 2006 released>
	Acquisition of treasury stock <Jul. 31, 2006 released>
	Co-development and distribution agreement on treatment for pancreatic exocrine insufficiency (SA-001) in Japan concluded. <Jul. 27, 2006 released>
	Mutually agreed with Teva to end collaboration agreement for rasagiline. < Jul. 12, 2006 released>
	Stock options (new share subscription rights) including the amount paid in upon the exercise of stock options <Jul. 10, 2006 released>
	Operation of marketing subsidiary in Singapore was started. <Jul. 4, 2006 released>
Jun. 2006	Selective estrogen receptor modulators (SERMs) was licensed to Radius. <Jun. 29, 2006 released>
	Allotment of stock options (new share subscription rights) <Jun. 23, 2006 released>
May. 2006	Dissolution of Eisai U.S.A. Inc. was resolved. <May 19, 2006 released>
	Partial amendment of articles of corporation <May 16, 2006 released>
	Provision of stock options in the form of new stock issuance <May 16, 2006 released>
	Application with the MHRA for New Aricept indication: severe Alzheimer's disease was filed. <May 16, 2006 released>
	Joint development agreement with Nitto Denko on a transdermal patch formulation of *Aricept* was signed. <May 10, 2006 released>
	First clinical study for E2012, potential new treatment for Alzheimer's Disease will be initiated. <May 9, 2006 released>
	Pharmaceutical marketing subsidiary in Singapore was established.
Apr. 2006	Release about personal information documentation loss. <Apr. 21, 2006 released>
	Agreement with Dainippon Sumitomo Pharma of licensing for "*Gasmotin*", a gastroprokinetic agent, for countries in Asia including ASEAN members. <Apr. 17, 2006 released>
	Eisai R&D Management Co., Ltd. was established.
	5th Mid-term Strategic Plan "Dramatic Leap Plan" was initiated.

* Events are posted in accordance with execution date.